Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165643

SUPPLEMENT NO. 3 DATED DECEMBER 12, 2011

TO THE PROSPECTUS DATED SEPTEMBER 1, 2011

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc., dated September 1, 2011 (the “Prospectus”), Supplement No. 1, dated September 30, 2011, and Supplement No. 2, dated November 30, 2011. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the Prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock (the “Offering”); and

(2)	our entry into a joint venture arrangement.

Status of Our Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010. Of these shares, we are offering 150,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan (“DRIP”). As of December 7, 2011, we had accepted investors’ subscriptions for and issued 2,750,189 shares of our common stock in the Offering (including shares of common stock issued pursuant to the DRIP), resulting in our receipt of gross proceeds of $27,177,336. In addition, we have special escrow requirements for subscriptions from residents of Pennsylvania, the conditions of which, to date, have not been satisfied. As of December 7, 2011, we had 172,249,811 shares of our common stock remaining in our Offering.

We will offer shares of our common stock pursuant to the Offering until December 10, 2012, unless all shares being offered have been sold, in which case the Offering will be terminated. If all of the shares we are offering in the Offering have not been sold by December 10, 2012, we may extend the Offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our Offering of shares reserved for issuance pursuant to the DRIP until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The Offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the Offering at any time prior to the stated termination date.

Joint Venture Arrangement

In connection with the potential acquisition of an approximately 338,000 square feet leased data center and parking facilities (the “180 Peachtree Property”), on December 1, 2011, our operating partnership, Carter/Validus Operating Partnership, LP (“CVOP”), entered into a joint venture arrangement that consists of two joint venture agreements with three non-U.S. institutional investors. CVOP will own approximately 22%, and the three institutional investors will own an aggregate of approximately 78%, of the consolidated joint venture interests. The joint venture arrangement is structured in a manner intended to provide tax efficiencies for the non-U.S institutional investors, such that CVOP entered into the following two agreements: a Limited Partnership Agreement (the “Partnership Agreement”), with MM Peachtree Holdings, LP, a Delaware limited partnership (“MM Peachtree”), and a limited liability company agreement (the “Operating Agreement”) with 180 Peachtree Holdings, LLC, a Delaware limited liability company (“180 Holdings”). Subject to certain limitations described below, CVOP will be the general partner of MM Peachtree and will serve as the manager of 180 Holdings, having the exclusive and complete responsibility for the operations and management of 180 Holdings and the 180 Peachtree Property. This structure does not affect the economic returns to us.

Partnership Agreement of MM Peachtree

MM Peachtree is a limited partnership between CVOP and Series Peachtree of GFI Migdal 1, LP, which is an affiliate of Migdal Insurance and Financial Holdings, Ltd. (collectively, “Migdal”), MM Participating Policies Residential, LP, MM Pensions Residential, LP and MM Nostro Residential, LP, which are affiliates of Menora Mivtachim Holdings, Ltd. (collectively, “Menora”), and Ramot Ofek, Ltd. (“Ramot”, and collectively with Migdal and Menora, the “Limited Partners”). None of the Limited Partners are affiliated with us, our advisor or affiliates.

All current investments into MM Peachtree consist of 25% equity and 75% partner loans. CVOP has a 2% general partner interest, and the Limited Partners in the aggregate have a 98% limited partner interest, in MM Peachtree. CVOP funded its initial obligation of a cash contribution to MM Peachtree, and intends to fund its future obligations, with the net proceeds from our Offering. All funding by the partners to MM Peachtree, including MM Peachtree’s obligations to 180 Holdings, is on a pro rata basis among the partners. CVOP and the Limited Partners or their respective affiliates (collectively, the “Lenders”) entered into loan agreements and promissory notes dated December 6, 2011 (collectively, the “Partner Loans”) with MM Peachtree. The Partner Loans are unsecured and the material terms provide for the following: (i) a fixed interest rate of 12%; (ii) a default interest rate of the lesser of 17% or the highest rate allowable by law; (iii) interest and principal payments only required from surplus cash; and (iv) a maturity date of December 31, 2021. CVOP has committed to fund up to approximately $517,000 in aggregate principal loans to MM Peachtree. The Lenders also entered into an intercreditor agreement dated December 7, 2011, pursuant to which they will receive proceeds under the Partner Loans pari passu with one another, and each Lender will be considered as having the same priority. The equity and loan proceeds, in the aggregate amount of approximately $4,768,000, were used to acquire MM Peachtree’s 79.47% interest in 180 Holdings, which, through a wholly owned subsidiary, agreed to purchase the fee interest in the 180 Peachtree Property.

The material terms of the Partnership Agreement provide that: (a) CVOP will serve as the general partner of and will be responsible for the administrative duties of MM Peachtree; all operating decisions will require consent from the Limited Partners holding 75% of the ownership interest; (b) with the consent of the Limited Partners holding 75% of the ownership interest, CVOP can be removed as general partner for any reason or no reason; (c) income and distributions will be allocated in proportion to each partner’s ownership percentage; and (d) each partner will vote its interest on matters pertaining to MM Peachtree’s rights under the Operating Agreement.

Operating Agreement of 180 Holdings

CVOP entered into the Operating Agreement with MM Peachtree, pursuant to which MM Peachtree initially contributed to 180 Holdings approximately $4,768,000 in cash in exchange for a 79.47% ownership interest therein. CVOP funded its obligation under the Operating Agreement, for approximately $1,232,000 in cash from, and intends to fund its future obligations thereunder with, net proceeds from our Offering, in exchange for a 20.53% ownership interest in 180 Holdings. The initial aggregate contributions of $6,000,000 were used to fund 180 Holdings’ third earnest money deposit towards the purchase of the 180 Peachtree Property. 180 Holdings anticipates that future capital requirements to fund its obligations under the purchase and sale agreement for the 180 Peachtree Property will be funded 79.47% by MM Peachtree and 20.53% by CVOP.

The material terms of the Operating Agreement provide for the following: (i) CVOP will serve as the manager of 180 Holdings and have the exclusive and complete responsibility for the operations and management of 180 Holdings; provided, however, that MM Peachtree has approval rights over “major decisions”, as provided for in the Operating Agreement; (ii) with the consent of the members holding 75% of the ownership interest, CVOP can be removed as manager for “cause” or for “good reason”, as provided for in the Operating Agreement; provided however, that if CVOP is removed for good reason, the buy/sell arrangement is triggered; (iii) a customary buy/sell arrangement; provided however, that CVOP cannot exercise its option within the first

48 months of the Operating Agreement unless it is removed as manager for good reason; (iv) CVOP will serve as the tax matters partner of 180 Holdings; (v) income and distributable cash flow will be allocated in proportion to each member’s ownership interest; (vi) an acquisition fee of 1% of the purchase price of the 180 Peachtree Property will be paid to our advisor; (vii) members holding 75% of the ownership interest may require the sale of the 180 Peachtree Property (subject to a right to purchase the property by the other members); (viii) each member has tag along and drag along rights, as provided for in the Operating Agreement; (ix) if CVOP invests in a competing wholesale data center in Atlanta, CVOP must provide MM Peachtree with the right to invest in such wholesale data center on terms and conditions to be mutually agreed by the parties; provided however, that if CVOP and MM Peachtree fail to enter into a binding agreement within 30 days of good faith negotiations, CVOP may invest in such wholesale data center without MM Peachtree; and (x) other customary terms of a real estate joint venture.

Neither member may freely transfer its interest in 180 Holdings without the consent of the other members, which consent will not be unreasonably withheld, except that each member can transfer its interest to an affiliate, and MM Peachtree may transfer its interest to certain qualified institutional investors.

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